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7-12-2004

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SECURITI ... ISSION

04016704

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUL 06 2004 WASH. D.C.

SEC FILE NUMBER
8- 53238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Builders Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 Green Valley Dr Suite 720
(No. and Street)

(City)	(State)	(Zip Code)
Bloomington	MN	55437

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fox 952-918-3510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanski Peter Kronlage & Zoch, P.A.
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
7500 Olson Memorial Highway, Suite 200	Minneapolis	MN	55427

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Builders Securities, LLC, as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John E. Fox
Signature

CFO
Title

AMELIA L. GREINER
Notary Public-Minnesota
My Commission Expires Jan 31, 2008

Amelia L. Greiner
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY BUILDERS SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
APRIL 30, 2004 AND 2003

LEGACY BUILDERS SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2004 AND 2003

Table of Contents

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
Going beyond what MUST be done...to what CAN be done.®

BPK&Z

The Board of Directors
Legacy Builders Securities LLC
Bloomington, Minnesota

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of **Legacy Builders Securities LLC** (a limited liability company) as of April 30, 2004 and 2003 and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Legacy Builders Securities LLC** as of April 30, 2004 and 2003 and the results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blanski Peter Kronlage & Zoch, P.A.

June 15, 2004

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

LEGACY BUILDERS SECURITIES LLC
BALANCE SHEETS
APRIL 30, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ **41,733**	$ 42,226
Receivable from affiliated broker	**11,364**	60,964
Total current assets	**53,097**	103,190
	$ **53,097**	$ 103,190
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Account payable - related party	$ **26,206**	$ -
Total current liabilities	**26,206**	-
MEMBER'S EQUITY		
Member's paid in capital	**15,000**	15,000
Member's undistributed earnings	**11,891**	88,190
	26,891	103,190
	$ **53,097**	$ 103,190

See Notes to Financial Statements

LEGACY BUILDERS SECURITIES LLC
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30, 2004 AND 2003

	2004	2003
INCOME		
Commission income	$ 169,164	$ 311,127
EXPENSES		
Licensing and registration	2,638	150
Professional fees	4,423	3,360
Other overhead	58,402	1,373
	65,463	4,883
NET INCOME	$ 103,701	$ 306,244

See Notes to Financial Statements

LEGACY BUILDERS SECURITIES LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED APRIL 30, 2004 AND 2003

	Member's Paid-in Capital	Member's Undistributed Earnings (Deficit)	Total
BALANCE, APRIL 30, 2002	$ 15,000	$ 67,946	$ 82,946
Net income	-	306,244	306,244
Distribution of earnings to member	-	(286,000)	(286,000)
BALANCE, APRIL 30, 2003	15,000	88,190	103,190
Net income	-	103,701	103,701
Distribution of earnings to member	-	(180,000)	(180,000)
BALANCE, APRIL 30, 2004	**$ 15,000**	**$ 11,891**	**$ 26,891**

See Notes to Financial Statement

LEGACY BUILDERS SECURITIES LLC
STATEMENT OF CASH FLOWS
YEARS ENDED APRIL 30, 2004 AND 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2004	2003
OPERATING ACTIVITIES		
Net income	$ 103,701	$ 306,244
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities		
(Increase) decrease in:		
Receivable from affiliated broker dealer	49,600	(5,939)
Payable to related party	26,206	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	179,507	300,305
INVESTING ACTIVITIES	-	-
FINANCING ACTIVITIES		
Distribution of earnings to member	(180,000)	(286,000)
NET CASH USED IN FINANCING ACTIVITIES	(180,000)	(286,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(493)	14,305
CASH AND CASH EQUIVALENTS, BEGINNING	42,226	27,921
CASH AND CASH EQUIVALENTS, ENDING	$ 41,733	$ 42,226

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Legacy Builders Securities LLC (Legacy) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). As of April 30, 2002, the Company is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Legacy Builders Resource Group LLC.

The majority of Legacy's commission revenue is earned from an affiliated broker-dealer which executes securities transactions including mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker dealer. It is the Company's policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2004 and 2003. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2004 and 2003.

Revenue Recognition
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue for life insurance policies is recorded when the insurance company approves the policy.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is organized as a limited liability corporation, wherein the members of the Company are taxed on their proportionate share of income, and no provision for income taxes is reflected in these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2004, the Company had net capital, as computed under the rule, of $15,527, and its ratio of aggregate indebtedness to net capital was 1.69 to 1.

(continued on next page)

NOTE 4 - RELATED PARTIES

The Company has a single member owner, Legacy Builders Resource Group, LLC (LBRG) which is a holding Company for various financial service entities. All indirect operating expenses of LBRG's related entities are paid for by LBRG including all compensation and related employee costs of financial services representatives. Only direct expenses incurred and paid by Legacy were recognized in the financial statements of Legacy prior to December 1, 2003. Effective December 1, 2003, through amendment of the Affiliate Expense Agreement between Legacy and LBRG, certain expenses incurred by LBRG that are beneficial to the operations of Legacy are allocated to and reimbursed by Legacy in accordance with a directive of the SEC issued in July 2003. As of April 30, 2004 the Company owes $26,206 to LBRG for these expenses, which is recorded as a liability.

LEGACY BUILDERS SECURITIES LLC

SUPPLEMENTARY INFORMATION

LEGACY BUILDERS SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2004

NET CAPITAL

MEMBER'S EQUITY	$	26,891
DEDUCTIONS:		
Nonallowable assets:		
Accounts receivable from affiliated broker		(11,364)
NET CAPITAL	$	15,527
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	26,206
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.69 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of April 30, 2002)

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	15,527
Net audit adjustments to financial statements		-
Net capital per above	$	15,527

LEGACY BUILDERS SECURITIES LLC

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2004

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

LEGACY BUILDERS SECURITIES LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2004

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.